UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 22, 2010

Commission File Number: 001-33800

SearchMedia Holdings Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

15A Zhao Feng Universe Building 1800 Zhong Shan Xi Road Shanghai, China 200235
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SearchMedia Receives Filing Extensions for Form 10-K and Form 10-Q

Shanghai, China, October 22, 2010 — SearchMedia Holdings Limited (“SearchMedia”
or the “Company”) (NYSE Amex: IDI, IDI.WS), one of China's leading nationwide multi-platform media companies, today announced that it has received approval from the NYSE AMEX LLC (the “Exchange”) for an extension to file its Form 10-K for the year ended December 31, 2009 from October 15, 2010 to October 29, 2010 and its Form 10-Q for the quarter ended March 31, 2010 from November 15, 2010 to
December 15, 2010.  The request for additional time was prompted by the
Company’s previously announced intention to restate SearchMedia International
Limited’s financial statements for the year ended December 31, 2008, and the additional documentation that the Company needs to provide related to the restatement. SearchMedia will include the 2008 restated financial statements in its Form 10-K for the year ended December 31, 2009.

SearchMedia is nearing completion of its Form 10-K for the year ended December
31, 2009 and intends to file on or prior to the October 29, 2010 deadline.  The
Company also intends to file its Form 10-Q for the quarter ended March 31, 2010 by the December 15, 2010 deadline.  Following the filing of the Form 10-K and the Form 10-Q, the Company believes that it will be in compliance with Exchange listing requirements.

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia currently operates a network of over 1,500 high-impact billboards with over 500,000 square feet of surface display area and one of China’s largest networks of in-elevator advertisement panels consisting of approximately 125,000 frames in 50 cities throughout China.  Additionally,
SearchMedia operates a network of large-format light boxes in concourses of eleven major subway lines in Shanghai. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its subway advertising platform, which together enable it to provide a multi-platform, “one-stop shop” services for its local, national and international advertising clients.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,”
“anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: whether we will meet the current or future filing deadline for the Form 10-K for the year ended December 31, 2009 or Form
10-Q for the 2010 first quarter;  that the failure to file our 2009 Annual
Report on Form 10-K or Quarterly Report on Form 10-Q for the 2010 first quarter within the extended filing time may result in the delisting of our securities from quotation on the Exchange or a suspension in the trading of our common stock which would materially limit the liquidity or tradability of our common stock; that even if we file our Annual Report for the year ended December 31,
2009 or Quarterly Report for the 2010 first quarter within the required extended time period, we may be in violation of other Exchange listing standards; and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and
Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made.
SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:
In New York:  Ashley M. Ammon: (646) 277-1227
In Beijing:  Michael Tieu: (86) (10) 6599-7960

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: October 22, 2010	By:	Paul Conway
	Name:	Paul Conway
	Title:	Chief Executive Officer